Exhibit 99.1

Rogers Communications Announces Voting Results

from Annual and Special Meeting of Shareholders

TORONTO, April 24, 2024 – Rogers Communications Inc. (TSX: RCI.A and RCI.B) (NYSE: RCI) (“Company”), in accordance with Toronto Stock Exchange requirements, announced the voting results from its Annual and Special Meeting of Shareholders (meeting) held earlier today.

Shareholders voted for all items of business put forth at today’s meeting, those being the election of the director nominees, the appointment of KPMG LLP as the Company’s auditors and the adoption of the Directors’ Restricted Share Unit Plan. A total of 108,987,262 Class A Voting shares, representing approximately 98.05% of the Company’s issued and outstanding Class A Voting shares, were voted in connection with the election of directors.

Director Nominee	Result	% of Shares Voted For	% of Shares Voted Withhold
Michael J. Cooper	Elected	99.965%	0.035%
Trevor English	Elected	99.961%	0.039%
Ivan Fecan	Elected	99.986%	0.014%
Robert J. Gemmell	Elected	99.980%	0.020%
Jan L. Innes	Elected	99.987%	0.013%
Diane A. Kazarian	Elected	99.997%	0.003%
Dr. Mohamed Lachemi	Elected	99.986%	0.014%
David A. Robinson	Elected	99.973%	0.027%
Edward S. Rogers	Elected	99.965%	0.035%
Lisa A. Rogers	Elected	99.982%	0.018%
Bradley S. Shaw	Elected	99.978%	0.022%
Wayne Sparrow	Elected	99.993%	0.007%
Tony Staffieri	Elected	99.993%	0.007%
John H. Tory	Elected	99.993%	0.007%

A total of 109,012,985 Class A Voting shares, representing approximately 98.08% of the Company’s issued and outstanding Class A Voting shares, were voted in connection with the appointment of auditors.

Auditors	Result	% of Shares Voted For	% of Shares Voted Withhold
KPMG LLP	Appointed	99.994%	0.006%

A total of 108,987,262 Class A Voting shares, representing approximately 98.05% of the Company’s issued and outstanding Class A Voting shares, were voted in connection with the adoption of the Directors’ Restricted Share Unit Plan.

Adoption of Directors’ RSU Plan	Result	% of Shares Voted For	% of Shares Voted Against
Directors’ Restricted Share Unit Plan	Approved	99.955%	0.045%

For director biographies, please visit https://investors.rogers.com/corporate-governance/board-of-directors/.

About Rogers Communications Inc:

Rogers is Canada’s leading wireless, cable and media company that provides connectivity and entertainment to Canadian consumers and businesses across the country. Rogers shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For more information, please visit: rogers.com or investors.rogers.com.

For further information:

Investor Relations

1-844-801-4792

investor.relations@rci.rogers.com